China Medical Technologies, Inc.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

January 25, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin, Special Counsel
Mr. Jay Mumford, Esq.

	Re:	China Medical Technologies, Inc.
Registration Statement on Form F-3
Securities and Exchange Commission File No. 333-139777

Dear Mr. Hindin and Mr. Mumford:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, China Medical Technologies, Inc. (the “Company”) hereby request that the effectiveness of the above-referenced registration statement be accelerated so that it shall become effective at 4:00 PM EST, on Friday, January 26, 2007, or as soon thereafter as practicable, unless we or our U.S. counsel, Simpson Thacher & Bartlett LLP, requests by telephone that such Registration Statement be declared effective at some other time.

We acknowledge that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with our filing.

(Signature Page to Follow)

Very truly yours, China Medical Technologies, Inc.

By:	/s/ Takyung Tsang
Name: Takyung Tsang Title: Chief Financial Officer

[Acceleration Request]